UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Jacksonville Bancorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

469249106
(CUSIP Number)

February 18, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 469249106

1.	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Sutherland Asset I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,340,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,340,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,340,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.98%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 469249106

1.	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Sutherland Master Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,340,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,340,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,340,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.98%
12.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 469249106

1.	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Waterfall Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,340,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,340,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,340,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.98%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 469249106

1.	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Waterfall Asset Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,340,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,340,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,340,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.98%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 469249106

1.	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Thomas Capasse
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,340,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,340,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,340,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.98%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 469249106

1.	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jack Ross
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,340,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,340,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,340,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.98%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	(a)	Name of Issuer:
Jacksonville Bancorp, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices:
100 North Laura Street
Suite 1000
Jacksonville, Florida 32202
Item 2.	(a)	Name of Person Filing:

This statement is being filed by Sutherland Asset I, LLC (“Sutherland”), Sutherland Master Fund, LP (“Sutherland Master Fund”), Waterfall Management, LLC (“Waterfall Management”), Waterfall Asset Management, LLC (“Waterfall Asset Management”), Thomas Capasse and Jack Ross.  The foregoing persons are hereinafter referred to collectively as the “Reporting Persons”.

	(b)	Address of Principal Business Office or, if None, Residence:
The principal business address of each of the Reporting Persons is:
1185 Avenue of the Americas
17th Floor
New York, New York 10036
	(c)	Citizenship:

Messrs. Capasse and Ross are both citizens of the United States of America.  Sutherland, Waterfall Management and Waterfall Asset Management are limited liability companies organized under the laws of the State of Delaware.  Sutherland Master Fund is a limited partnership organized under the laws of the State of Delaware.

	(d)	Title of Class of Securities:
Common Stock, $0.01 par value per share (“Common Stock”)
	(e)	CUSIP Number:
469249106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4.	Ownership.

Sutherland.  Sutherland holds 5,340,000 shares of Common Stock, representing 9.98% of the total outstanding shares of Common Stock and may be deemed to beneficially own, and share voting and dispositive power over, those shares of Common Stock.  Sutherland also holds 660,000 of non-voting common stock of the Issuer.

Sutherland Master Fund.  Sutherland Master Fund owns all of the membership interests of Sutherland.  By virtue of this relationship, Sutherland Master Fund may be deemed to beneficially own, and share voting and dispositive power over, the 5,340,000 shares of Common Stock held by Sutherland.

Waterfall Management.  Waterfall Management is the general partner of Sutherland Master Fund.  By virtue of this relationship, Waterfall Management may be deemed to beneficially own, and share voting and dispositive power over, the 5,340,000 shares of Common Stock held by Sutherland.

Waterfall Asset Management.  Waterfall Asset Management is the investment manager to Sutherland Master Fund.  By virtue of this relationship, Waterfall Asset Management may be deemed to beneficially own, and share voting and dispositive power over, the 5,340,000 shares of Common Stock held by Sutherland.

Thomas Capasse.  Mr. Capasse is a member of Waterfall Management and Waterfall Asset Management and serves as one of the portfolio managers.  By virtue of these relationships, Mr. Capasse may be deemed to beneficially own, and share voting and dispositive power over, the 5,340,000 shares of Common Stock held by Sutherland.

Jack Ross.  Mr. Ross is a member of Waterfall Management and Waterfall Asset Management and serves as one of the portfolio managers.  By virtue of these relationships, Mr. Ross may be deemed to beneficially own, and share voting and dispositive power over, the 5,340,000 shares of Common Stock held by Sutherland.

Because of the relationships described above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, and as such, each member of the group could be deemed to beneficially own, in the aggregate, all of the shares of Common Stock held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock referred to herein that such Reporting Person does not hold directly.

The calculation of the percentage of outstanding shares is based on 5,890,880 shares of Common Stock outstanding as of February 1, 2013, as disclosed by the Issuer in its Registration Statement on Form S-3, filed with the Securities and Exchange Commission on February 8, 2013, plus 47,640,000 shares of Common Stock issued on February 19, 2013 upon mandatory conversion of 50,000 outstanding shares of Mandatorily Convertible, Noncumulative, Nonvoting, Perpetual Preferred Stock, Series A, $0.01 par value, of the Issuer.

Item 5.	Ownership of 5% or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:  ☐

Item 6.	Ownership of More than 5% on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2013	SUTHERLAND ASSET I, LLC

/s/ Thomas Capasse
Name: Thomas Capasse
Title: Authorized Person
SUTHERLAND MASTER FUND, LP
By: Waterfall Management, LLC, its General Partner
/s/ Thomas Capasse
Name: Thomas Capasse
Title: Authorized Person
WATERFALL MANAGEMENT, LLC

/s/ Thomas Capasse
Name: Thomas Capasse
Title: Authorized Person
WATERFALL ASSET MANAGEMENT, LLC

/s/ Thomas Capasse
Name: Thomas Capasse
Title: Authorized Person
/s/ Thomas Capasse
Thomas Capasse

/s/ Jack Ross
Jack Ross

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree to file the foregoing statement on Schedule 13G jointly on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G, and any statement on Schedule 13D that is required to be filed by the undersigned with respect to the securities that are the subject of the foregoing Schedule 13G, may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated: February 28, 2013	SUTHERLAND ASSET I, LLC

/s/ Thomas Capasse
Name: Thomas Capasse
Title: Authorized Person
SUTHERLAND MASTER FUND, LP
By: Waterfall Management, LLC, its General Partner
/s/ Thomas Capasse
Name: Thomas Capasse
Title: Authorized Person
WATERFALL MANAGEMENT, LLC

/s/ Thomas Capasse
Name: Thomas Capasse
Title: Authorized Person
WATERFALL ASSET MANAGEMENT, LLC

/s/ Thomas Capasse
Name: Thomas Capasse
Title: Authorized Person
/s/ Thomas Capasse
Thomas Capasse

/s/ Jack Ross
Jack Ross